UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Zix Corporation

(Name of Subject Company)

Zeta Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

98974P100

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$699,670,491.00	$64,859.45

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 56,790,468 shares of common stock issued and outstanding and (y) the offer price of $8.50 per share, (b) the product of (x) 777,010 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $8.50 per share and (y) $4.05 per share, which is the offer price of $8.50 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,715,756 shares issuable pursuant to granted and outstanding restricted stock units and performance stock units and (y) the offer price of $8.50 per share, (d) the product of (x) 1,596,829 shares issuable pursuant to granted and outstanding restricted common stock and restricted performance common stock and (y) the offer price of $8.50 per share, and (f) the product of (x) 20,840,900 shares of common stock issuable pursuant to the conversion of preferred stock on December 20, 2021 and (y) the offer price of $8.50 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,859.45	Filing Party: Zeta Merger Sub Inc. and Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: November 22, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended and supplemented by Amendment No. 1 filed on December 8, 2021 (“Amendment No. 1”), filed by Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), with the Securities and Exchange Commission on November 22, 2021 (together with Amendment No. 1 and this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $8.50 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented form time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Amendments to the Schedule TO

Items 1 and 11.    Summary Term Sheet; Additional Information.

The Offer to Purchase, Item 1 of the Schedule TO and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The subsection entitled “Have any Zix stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?” of the section entitled “Summary Term Sheet” of the Offer to Purchase and the subsection of Section 11 of the Offer to Purchase titled “Tender and Voting Agreements” is hereby amended and supplemented by replacing the second-to-last paragraph thereof to read as follows:

“As of the close of business on November 26, 2021, these stockholders collectively owned a number of Shares (including Shares issuable upon the conversion of Series A Preferred Stock) equal to approximately 29.1% of the issued and outstanding Shares (including Shares issuable upon the conversion of Series A Preferred Stock). If a stockholder acquires shares that are subject to the Tender and Voting Agreements, then those Shares would also be subject to the terms of the Tender and Voting Agreement.”

The subsection of Section 15 of the Offer to Purchase titled “Litigation” is hereby amended and supplemented by adding the following at the end thereof:

“The following complaints have been filed by putative Zix stockholders naming Zix and its directors as defendants (collectively, the ‘Complaints’):

•	On November 30, 2021, in the United States District Court for the Southern District of New York, captioned Kelley v. Zix Corporation et al.;

•	On November 30, 2021, in the United States District Court for the Southern District of New York, captioned Stein v. Zix Corporation et al.;

•	On December 1, 2021, in the United States District Court for the Eastern District of New York, captioned Onate v. Zix Corporation et al.;

•	On December 1, 2021, in the United States District Court for the Southern District of New York, captioned Verbeek v. Zix Corporation et al.;

•	On December 2, 2021, in the United States District Court for the Southern District of New York, captioned Anderson v. Zix Corporation et al. (the “Anderson Complaint”);

•	On December 2, 2021, in the United States District Court for the Eastern District of Michigan, captioned Grinberger v. Zix Corporation et al.;

•	On December 3, 2021, in the United States District Court for the Eastern District of Michigan, captioned Ryan v. Zix Corporation et al.;

•	On December 6, 2021, in the United States District Court for the Southern District of New York, captioned Dunphy v. Zix Corporation et al.;

•	On December 6, 2021, in the United States District Court for the Southern District of New York, captioned Goldman v. Zix Corporation et al.;

•	On December 6, 2021, in the United States District Court for the Eastern District of Pennsylvania, captioned Waterman v. Zix Corporation et al.; and

•	On December 8, 2021, in the United States District Court for the Eastern District of Michigan, is captioned Coffman v. Zix Corporation et al.

The Complaints allege, among other things, that Zix and its directors violated federal securities laws by failing to disclose certain material information in the Schedule 14D-9 and that the omissions constitute violations of federal securities laws by OpenText and Purchaser. The Complaints seek, among other things, injunctive relief preventing the consummation of the Offer and the Merger; rescission of the Offer and the Merger or an award of rescissory damages in the event they are consummated; and an award of plaintiff’s expenses including reasonable attorneys’ and experts’ fees. The Anderson Complaint includes Parent as a defendant. The defendants believe that the claims asserted in the Complaints are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2021

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	EVP, CLO and Corporate Development

ZETA MERGER SUB INC.

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2021*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(a)(5)(B)	Press Release issued by Open Text Corporation on November 22, 2021*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 22, 2021*

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(F)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(G)	Tweet posted by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(H)	LinkedIn post made by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(I)	Community.webroot.com post made on November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(J)	Message to the analyst community, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(K)	Message to certain distributors and contacts of Open Text, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(L)	Post on ChannelFutures.com, which includes quotes from an executive of Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Open Text Corporation and Zix Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(d)(2)	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. and Zix Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(3)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation and certain stockholders of Zix Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(4)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation (incorporated by reference to Exhibit 4 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(5)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 5 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(6)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 6 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(7)	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed